Aspen
141 Front Street
Hamilton HM19
Bermuda

PO Box HM 2729
Hamilton HMLX
February 6, 2012	Bermuda

VIA EMAIL AND EDGAR	T +1 441 295 8201 aspen.co
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Re:	Aspen Insurance Holdings Limited Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-31909
Dear Mr. Rosenberg:
Further to your letter of January 23, 2012, we have set out below our responses to the questions raised and our proposed disclosures to be included in our Form 10-K for the fiscal year ended December 31, 2011.
For your convenience, we set forth in this letter (the “Response Letter”) the comment from your letter in bold typeface and include the Company’s response below such comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Valuation of Investments, page 123
1.	Please expand your proposed disclosure to discuss the differences in valuation approaches between a pricing service and an index service provider. Disclose if an index is one of the various market conventions used by an index service provider and if so disclose how an index is used to determine a price for an individual security.
In response to the Staff’s specific comments above we intend to further supplement our existing disclosures in our forthcoming Annual Report on Form 10-K for the year ended December 31, 2011 in the appropriate place in a manner consistent with the proposed disclosure below. The proposed underlined disclosure would be additional to our current disclosure and the disclosure proposed in our letter dated January 9, 2012 under the caption “Valuation of Investments — Fixed Maturities — Independent Pricing Services and Index Providers”.
Independent Pricing Services and Index Providers.
The underlying methodology used to determine the fair value of securities in the Company’s available for sale and trading portfolios by the pricing services and index providers the Company uses is very similar. Pricing services will gather observable pricing inputs from multiple external sources, including buy and sell-side contacts and broker-dealers, in order to develop their internal prices. Index providers are those firms which provide prices for a range of securities within one or more asset classes, typically using their own in-house market makers (traders) as the primary pricing source for the indices, although ultimate valuations may also rely on other observable data inputs to derive a dollar price for all index-eligible securities. Index providers without in-house trading desks will function similarly to a pricing service in that they will gather their observable pricing inputs from multiple external sources. All prices for the Company’s securities attributed to index providers are for an individual security within the respective indices.
Pricing services and index providers provide pricing for less complex, liquid securities based on market quotations in active markets. Pricing services and index providers supply prices for a broad range of securities including those for actively traded securities, such as Treasury and other Government securities, in addition to those that trade less frequently or where valuation includes reference to credit spreads, pay down and pre-pay features and other observable inputs. These securities include Government Agency, Municipals, Corporate and Asset-Backed Securities.
For securities that may trade less frequently or do not trade on a listed exchange, pricing services and index providers may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include: reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services and index providers may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities. Neither the Company, nor its index providers, derives dollar prices using an index as a pricing input for any individual security.

In response to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal laws of the United States.
Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 011-44-207-184-8212, Michael Groll of Dewey & LeBoeuf at 1-212-259-8616 or Joe Ferraro of Dewey & LeBoeuf at 011-44-207-459-5125.
Yours sincerely,

/s/ Richard Houghton
Richard Houghton
Chief Financial Officer Aspen Insurance Holdings Limited

Cc:	Don Abbott, Staff Accountant Gus Rodriguez, Accounting Branch Chief U.S. Securities and Exchange Commission

Scott Kirk Grahame Dawe Michael Cain Patricia Roufca Aspen Insurance Holdings Limited

Philip Smart KPMG Audit Plc

Michael Groll Joseph Ferraro Dewey & LeBoeuf LLP

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